RECEIVED

2007 JAN 26 A 10: 52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO DE GUAYAQUIL
MULTIBANCO

File No. 82-35013

January 17, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

Re: Banco de Guayaquil S.A. Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-35013

Dear Ms. Cascio:

On behalf of Banco de Guayaquil S.A. (the "Bank"), and in connection with the Bank's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the [press release issued by Banco de Guayaquil regarding the notification of the Capital Raise of US$ 10.000.000 therefore the new capital consist of US$ 80.000.000]. [The information provided herein is an Annual Report and, as such, should be reflected as ANS rather than SUPPL on the edgar system.] As required by Rule 12g3-2(b), the exemption number referred to above has been included in the upper right hand corner of the facing page of each item attached hereto.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 59399425818 or [our counsel, Scott A. Ziegler, of Ziegler, Ziegler & Associates LLP at 212-319-7600] if you have any questions regarding the enclosures.

Cordially,

Carlos Julio Arosemena
General Manager
Casa de Valores Multivalores BG

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

1/29

REV. 06.99- COD. 108144

File No. 82-35013

Guayaquil, January 15, 2007

Doctor
Monica Villagomez de Anderson
Executive President
Corporación Civil Bolsa de Valores Quito
City

Re: Increase of the Subscribe and Paid up capital of Banco de Guayaquil S.A.

Dear Madam:

Pursuant to that established in Article 25 of the Law of Stock Market, I inform you the following:

1.- The Board of Directors of Banco de Guayaquil in the meeting held on November 28, 2006 decided to increase the subscribed and paid up capital of the Bank in the amount of US$ 10´000,000.00 issuing ten million shares of a nominal amount of one US dollar (US$1) each, corresponding to the series "D", the subscribed capital of the bank being set in the amount of EIGHTY MILLION US DOLLARS (US$ 80'000.000,00).

2.- That the Board of Directors decided that the ten million new ordinary and nominative shares of a nominal amount of one US dollar (US$ 1,00) each, numbered from 70'000.001 to 80'000,000 inclusive, corresponding to series "D" shall be totally paid upon subscription of then at its nominal value and in cash by the present shareholders or by third parties.

Kindly consider that the process of increase of the subscribed and paid up capital mentioned above is concluded and set in the amount of EIGHTY MILLION US DOLLARS (US$80'000.000.00).

I inform you for all legal purposes.

Sincerely,
BANCO DE GUAYAQUIL S.A.

Ec. Julio Mackliff Elizalde
Executive Vice President